Exhibit 99.1

Oxygen Biotherapeutics Receives $6 Million in Net Proceeds from Warrant Exercises

MORRISVILLE, NC, November 08, 2013 – Oxygen Biotherapeutics, Inc., (NASDAQ: OXBT) a developer of oxygen-carrying therapeutics, today announced the Company has received approximately $6 million through the exercise of 2,294,874 warrants between November 4, 2013 and November 6, 2013. These warrants were issued by the Company in connection with its July 2013 Series C 8% Convertible Preferred Stock financing.  Following these warrant exercises, 9,112,307 shares of the Company’s common stock were issued and outstanding as of November 7, 2013.

 “The exercise of these warrants increases our current cash on hand to approximately $8.4 million. Upon closing of the previously announced Phyxius Pharma transaction, we expect to be in a position to commence the Phase 3 FDA trial of levosimendan for the prevention and treatment of low cardiac output syndrome in heart surgery patients,” stated Michael Jebsen, Oxygen Biotherapeutics President, CFO and Interim CEO.

About Oxygen Biotherapeutics, Inc.
Oxygen Biotherapeutics, Inc. is developing medical products that efficiently deliver oxygen to tissues in the body. The company has developed a proprietary perfluorocarbon (PFC) therapeutic oxygen carrier called Oxycyte® that is currently in clinical and preclinical studies for intravenous delivery for indications such as traumatic brain injury, decompression sickness and stroke.  The company is also developing PFC-based creams and gels for topical delivery to the skin for dermatologic conditions and potentially wound care.

Caution Regarding Forward-Looking Statements
This news release contains certain forward-looking statements by the Company that involve risks and uncertainties and reflect the company’s judgment as of the date of this release. The forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of the consummation of the Phyxius transaction, as well as the successful integration of Phyxius into the Company, the Company’s actual cash flows following consummation of the Phyxius transaction, delays in new product introductions and customer acceptance of these new products, and other risks and uncertainties as described in our filings with the Securities and Exchange Commission, including in the current Form 10-Q filed on September 17, 2013, and our annual report on Form 10-K filed on June 26, 2013, as well as other filings with the SEC. The company disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

IRTH Communications
Robert Haag, 1-866-976-IRTH (4784)
oxbt@irthcommunications.com
###